Exhibit 99.2

February 6, 2017

Encana Corporation

500 Centre Street SE

P.O. Box 2850

Calgary, Alberta T2G 1A6

Canada

Ladies and Gentlemen:

In accordance with your request, we have audited the estimates prepared by Encana Corporation (Encana), as of December 31, 2016, of the proved reserves and future revenue to the Encana interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimated herein constitute approximately half of all proved reserves owned by Encana. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Encana’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Encana’s estimates of the net reserves, as of December 31, 2016, for the audited properties:

	Net Reserves
Category	Oil (MMBBL)	NGL (MMBBL)	Gas (BCF)
Proved Developed Producing	82.5	31.8	950.8
Proved Undeveloped	73.1	24.6	141.9

Total Proved	155.6	56.4	1,092.7

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in millions of barrels (MMBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in billions of cubic feet (BCF) at standard temperature and pressure bases. As requested, estimates of future net revenue are not included herein.

When compared on a well-by-well basis, some of the estimates of Encana are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Encana’s reserves are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Encana in preparing the December 31, 2016, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Encana.

The estimates shown herein are for proved developed producing and proved undeveloped reserves. Encana’s estimates do not include proved developed non-producing, probable, or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Encana has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on the declared intent of Encana, the operator, to drill these wells, as evidenced by its internal budget, reserves estimates, and price forecast. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves included herein have not been adjusted for risk.

Prices used by Encana are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2016. For oil volumes, the average ICE West Texas Intermediate (WTI), Argus Light Louisiana Sweet (LLS), or Argus Midland Cushing (Midland) price is adjusted by property group for quality, transportation fees, and market differentials. For NGL volumes, the average Oil Price Information Service Mont Belvieu NGL product prices are weight-averaged by processing area using NGL product recovery factors; the average prices are adjusted for quality, transportation fees, and fractionation fees. For gas volumes, the average ICE regional prices are adjusted for market differentials, energy content, and gathering, processing, and transportation fees. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $39.06 per barrel of oil, $13.63 per barrel of NGL, and $1.55 per MCF of gas. Oil and gas index prices and average realized oil, NGL, and gas prices are shown for each property group in the following tables:

Operating Area/ Property Group	Oil Pricing Index	Average Oil Price ($/Barrel)	Average Realized Oil Price ($/Barrel)	NGL Pricing Index	Average Realized NGL Price ($/Barrel)
Southern Operations
Permian	Midland	41.45	40.50	Mont Belvieu	13.31

Western Operations
Eagle Ford	LLS	43.22	37.80	Mont Belvieu	15.00
Wind River(1)	WTI	42.75	35.10	—	—
San Juan	WTI	42.75	32.75	Mont Belvieu	12.24
Piceance	WTI	42.75	37.00	Mont Belvieu	15.24
Tuscaloosa Marine Shale(1)	LLS	43.22	41.23	—	—

(1)	There are no NGL reserves for these property groups.

Operating Area/ Property Group	Gas Pricing Index	Average Gas Price ($/MMBTU)	Average Realized Gas Price ($/MCF)
Southern Operations
Permian	Waha	2.37	1.23

Western Operations
Eagle Ford	Houston Ship Channel	2.45	1.23
Wind River	CIG Rocky Mountains	2.27	2.15
San Juan	El Paso San Juan Basin	2.33	0.30
Piceance	NWPL Rocky Mountain Pool	2.26	1.70
Tuscaloosa Marine Shale(1)	—	—	—

(1)	There are no gas reserves for this property group.

Operating costs used by Encana are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties are limited to direct lease- and field-level costs and Encana’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Operating costs have been divided into per-well costs and per-unit-of-production costs. Capital costs used by Encana are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for maintenance on existing wells, new development wells, and production equipment. Operating costs and capital costs are not escalated for inflation. Encana’s estimates of future revenue do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Encana’s estimates of future revenue also include the impact of three existing gathering and transportation commitments: Mid-America Pipeline (MAPL) NGL transportation, Summit gas gathering in Mamm Creek Field, and Summit gas gathering in Orchard Field. Encana has modeled the fees associated with the utilized portion of these commitments as a gas price deduction; the costs associated with the unutilized portion of these commitments have been modeled as additional operating expenses. It is our understanding that although additional firm transportation contracts are in place for the Piceance properties, the associated costs are considered by Encana to be beyond the tailgate of the plant and above the actual cost required to reach the market associated with the reference price; therefore, no adjustments have been made to Encana’s estimates of future revenue to account for contracts beyond the three previously described.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Encana and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Encana, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Encana with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Encana’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Encana, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Craig Adams, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 1997 and has over 11 years of prior industry experience. Phil Hodgson, a Licensed Professional Geoscientist in the State of

Texas, has been practicing consulting petroleum geoscience at NSAI since 1998 and has over 14 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

		By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Craig H. Adams	By:	/s/ Philip R. Hodgson
	Craig H. Adams, P.E. 68137		Philip R. Hodgson, P.G. 1314
	Senior Vice President		Vice President

Date Signed: February 6, 2017		Date Signed: February 6, 2017

CHA:JPB

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